FORM 5
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holding Reported. Form 4 Transactions Reported.

1.  Name and Address of Reporting Person

   	French, Donald Anthony
   	425 Corporate Circle
   	Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

   	Unique Mobility, Inc. (UQM)

3.  IRS Identification Number of Reporting Person, if an entity (Voluntary)

   	###-##-####

4.  Statement for Month/Year

   	March 1998

5.  If Amendment, Date of Original (Month/Year)

   	N/A

6.  Relationship of Reporting Person to Issuer

   	Officer:  Treasurer

7. Individual or Joint/Group Reporting

   Individual

TABLE I - Non-Derivative Securities Acquired, Disposed Of, or Benefically Owned

1.  Title of Security (Instr. 3)

   	Line 1 - Common Stock

2.  Transaction Date (Month/Day/Year)

   	N/A

3.  Transaction Code (Instr. 8)

   	N/A

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

   	N/A

5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)

   	Line 1 - 34,141 shares

6.  Ownership Form:  Direct (D) or Indirect (I)  (Instr. 4)

   	All holdings are indirect

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    26,141 shares indirectly by a limited partnership of which Mr. French is the General Partner and 8,000 shares by a trust for the benefit of Mr. French


TABLE II - Derivative Securities Acquired, Disposed Of, or Beneficially Owned
           (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

   	Line 1 - Call option
    Line 2 - Call option
    Line 3 - Call option

2.  Conversion or Exercise Price of Derivative Security

   	Line 1 - $8.00
   	Line 2 - $8.00
   	Line 3 - $8.00

3.  Transaction Date (Month/Day/Year)

   	Line 1 - March 25, 1998
   	Line 2 - March 25, 1998
   	Line 3 - March 25, 1998

4.  Transaction Code (Instr. 8)

   	Line 1 - Code:  A
   	Line 2 - Code:  A
   	Line 3 - Code:  A

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

   	Line 1 - Amount:  24,964
   	Line 2 - Amount:  24,964
   	Line 3 - Amount:  24,964

6.  Date Exercisable and Expiration Date (Month/Day/Year)

   	Line 1 - Date exercisable: March 25, 1999; Expiration Date: March 24, 2008 Line 2 - Date exercisable: March 25, 2000; Expiration Date: March 24, 2008 Line 3 - Date exercisable: March 25, 2001; Expiration Date: March 24, 2008

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

   	Line 1 - Title of Underlying Securities: Common Stock; Amount: 24,964 shares
   	Line 2 - Title of Underlying Securities: Common Stock; Amount: 24,964 shares
   	Line 3 - Title of Underlying Securities: Common Stock; Amount: 24,964 shares

8.  Price of Derivative Security (Instr. 5)

   	N/A

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

    382,950 shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

	   132,635 shares direct
    250,315 shares indirect

11. Nature of Indirect Beneficial Ownership  (Instr. 4)

    Call options as to 250,315 shares of common stock are held indirectly by a limited partnership of which Mr. French is the General Partner

Explanation of Responses:

    N/A

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)



Signature of Reporting Person
/s/ Donald A. French                         Date:  July 23, 1998